UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

CNPJ/MF nº 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

Signing of an agreement with IHS for an equity stake in FiberCo.

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), pursuant to article 157 of Law 6,404 and to the provisions of CVM Instruction 358, and in continuity with the Notice to the Market disclosed on December 10, 2020 and the Material Fact of March 4, 2021, informs its shareholders and the market in general as follows:

At a meeting of the Company's Board of Directors held today, an agreement ("Agreement") was approved between TIM S.A. and IHS Fiber Brasil - Cessao de Infraestruturas Ltda. ("IHS" or "Proponent"), in order to acquire an equity stake in FiberCo Soluções de Infraestrutura Ltda. ("FiberCo"), a vehicle established by the Company for the segregation of network assets and the provision of infrastructure services.

IHS is a large and diversified telecommunications infrastructure provider focused on emerging markets and operating in 9 countries in Africa, Middle East and Latin America. The Proponent, besides owning more than 28 thousand towers, seeks the expansion of the value chain in infrastructure services.

In the Agreement, TIM will sell 51% (fifty one percent) of FiberCo's share capital in favor of IHS, and the remaining 49% (forty nine percent) will remain under the Company's control. The relationship between the partners will be governed by a shareholders' agreement to be entered into upon closing of the transaction.

FiberCo's initial asset base will consist of TIM's secondary network infrastructure contribution covering approximately 6.4[1] million households, of which 3.5 million are FTTH[2] and 3.5 million FTTC[3]. In addition, other assets, contracts and employees will be transferred to FiberCo, all exclusively related to its activities. These transfers will only take place after the Agreement is approved by the competent authorities.

In this context, the Enterprise Value of FiberCo was established at R$ 2.6 billion. The transaction includes a primary component (R$ 609,000,000.00 – six hundred and nine million Brazilian Reais) going to FiberCo’s cash and secondary component (R$ 1,027,590,000 – one billion, twenty-seven million, and five hundred and ninety thousand Brazilian Reais) to be paid to TIM.

FiberCo's mission is to deploy, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement de fine TIM as anchor customer, having the prerogative of a 6 (six) months exclusivity period after the entrance in new areas.

[1] Total households considering an overlap of coverage between FTTH and FTTC of 577 thousand homes.

[2] Fiber-To-The-Home

[3] Fiber-To-The-Cabinet

This transaction is expected to support the Company's plan to accelerate the provision of fiber connectivity services to B2C[4] and B2B[5] customers. Accordingly, FiberCo's business plan is to reach 8.9 million FTTH households within 4 years. FiberCo will also participate in other infrastructure projects, such as FTTSite[6], together with TIM.

This transaction has always been seen by the company from an industrial perspective, seeking the evolution and growth of its broadband business. However, the positive financial and economic impacts cannot be left aside. It is expected that the deal will enable the Company to deconsolidate a relevant part of its CAPEX, causing a positive effect on its cash flow. In parallel, TIM expects to use the proceeds of this transaction to help meeting its investment obligations, such as the acquisition of Oi Móvel's assets[7].

This transaction is subject to the fulfillment of certain preceding conditions, including, among others, the contribution of assets described above and the obtaining of authorizations from the competent authorities, such as the Agência Nacional de Telecomunicações - ANATEL and the Conselho Administrativo de Defesa Econômica - CADE.

The Company will keep its shareholders and the market in general duly informed about the progress of the transaction, under the terms of ICVM 358 and applicable legislation.

Rio de Janeiro, May 05th, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

[4] Business to Consumer

[5] Business to Business

[6] Project to connect mobile sites with fiber optic backhaul (Fiber-To-The-Site)

[7] On December 14, 2020, following the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020 and September 7, 2020, TIM S.A. informed its shareholders and the market in general that the offer made by TIM, together with Telefônica Brasil S.A. and Claro S.A., was declared the winner of the competitive process for the sale of the assets of Oi Group's mobile telephony operation (Serviço Móvel Pessoal).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer